Notice of Exempt Solicitation

NAME OF REGISTRANT: PepsiCo Inc.

NAME OF PERSON RELYING ON EXEMPTION: Seventh Generation Interfaith, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 1015 N. Ninth St., Milwaukee, WI 53233

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

Vote FOR Item 8

Third-Party Assessment on Non-Sugar Sweetener Risks

April 12, 2024

Dear Fellow PepsiCo Shareholder:

Sisters of the Sorrowful Mother International Finance, Inc., along with co-filers including the Sisters of Charity of the Blessed Virgin Mary, School Sisters of Notre Dame Central Pacific Province, Northwest Women Religious Trust (Sisters of Saint Joseph of Peace), Congregation of the Sisters of the Holy Names of Jesus and Mary, Common Spirit Health and Trinity Health (together, the “Proponents''), urge stockholders to vote FOR Item 8, “Third-Party Assessment on Non-Sugar Sweetener Risks” (the “Proposal”), at PepsiCo, Inc.’s (“PepsiCo’s” or the “Company’s”) annual shareholder meeting on Wednesday, May 1, 2024 at 9.00 am E.T.

The Proposal states:

Shareholders of PepsiCo, Inc. (“PepsiCo”) request the Board of Directors issue a third party assessment by November 1, 2024, at reasonable expense and excluding proprietary information, on PepsiCo’s efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners (“NSS”).

The report should cover how PepsiCo evaluates potential health impacts of NSS in its products, including the safety authorities relied upon for NSS guidance, and PepsiCo’s affiliation with and/or financial support of researchers or research institutions, international agencies, or reporting/regulatory bodies studying or making health or safety recommendations about NSS.

We believe that the assessment of health harms associated with NSSs requested by the Proposal would:

●	Assure shareholders that PepsiCo is taking adequate steps to monitor emerging science, including awareness of potential bias in studies undertaken and/or funded by organizations with an interest in obtaining a particular research outcome;
●	Mitigate risk associated with the use of products that increasingly are shown to have health harms and lack significant health benefits, which might result in negative legal, financial and reputational consequences for PepsiCo;
●	Bolster shareholder confidence regarding PepsiCo’s governance and risk management structures; and
●	Demonstrate leadership in corporate accountability and oversight of potential health risks related to NSSs.

The third party assessment will provide PepsiCo with an unbiased perspective on the adequacy of its efforts to monitor emerging science that can better prepare the Company to pivot, if necessary, to safer alternatives. Further, the third party assessment can provide a level of transparency that could enhance PepsiCo’s reputation within the food and beverage sector as well as among consumers and the Company’s shareholders.

It Is Unclear How PepsiCo Analyzes Studies on NSSs, Including Studies Funded by Industry, Which Take on Additional Importance Given the Laxity of Regulation

The integrity of research on nutrition and food safety is of paramount importance to the long-term success of a food and beverage company like PepsiCo. With respect to NSSs, evidence is lacking to support recommendations for certain populations, such as people who are pregnant or breastfeeding. A 2023 article in the British Medical Journal called the absence of such evidence “concerning because recent evidence in humans shows that non-sugar sweeteners are transferred through amniotic fluid and breast milk to fetuses and infants.” The author urged that “this represents an important area for future research, especially given the potential for lasting impacts on taste preferences, dietary patterns, and metabolic risk factors.”1

Conflicts of Interest

PepsiCo emphasizes the importance of scientific research on its website, reporting that “[i]n addition to complying with all applicable laws and regulations, our internal standards require nutrition and health claims to be based on scientific evidence, and to represent the product accurately and honestly.2 PepsiCo acknowledges the stakes involved, stating that its research “covers topics that impact both the company and people around the world, such as human health and environmental sustainability [and] therefore should follow ethical and scientific principles including transparency, freedom from outside interest and peer review, so decisions made based on such research are both sound and ethical.”3

1 https://www.bmj.com/content/bmj/383/bmj-2023-075293.full.pdf

2https://www.pepsico.com/docs/default-source/policies/health-and-wellness-approach-and-engagement.pdf?sfvrsn=ebe0ce27_6

3 https://www.pepsico.com/our-impact/esg-topics-a-z/responsible-research

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in PepsiCo’s proxy materials.

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Aspartame was first approved in 1974. The FDA withdrew its approval due to safety concerns, but due to industry pressure, the FDA approved the chemical again in 1981, and expanded uses of aspartame in 1996. The last meaningful review of aspartame was in 2014, when the FDA rejected citizen petitions to revoke uses of the chemical.”4

In its Statement in Opposition, PepsiCo claims that the FDA and EFSA in 1981 “independently reviewed and affirmed the safety of Aspartame in multiple reviews”5. This review was based on 112 studies6 conducted from 1972-1980, and each and every one of these 112 studies was submitted by the same entity, which developed the NSS Nutrasweet, one of the commercial brand names for Aspartame. In 1996, the FDA confirmed the safety of Aspartame, based on studies submitted, yet again by the same entity that developed Nutrasweet.7

To accept the studies of one manufacturer of Aspartame, as the basis of concluding that Aspartame is safe for human consumption, despite the obvious conflicts of interest and sidestepping citizen petitions, demonstrates the influence of the food and beverage industry over regulatory bodies.

This suggests that the impact of the risk of diet related chronic disease related to the ingestion of NSSs is not being studied or regulated in a manner sufficient to protect public health and wellbeing. The industry’s influence over regulatory bodies, which allows PepsiCo to pursue profits, even though the risks of NSSs have not been methodically confirmed, ultimately threatens to pass the additional social costs, including the burden of managing chronic disease, to PepsiCo’s consumers, taxpayers, and other economic participants. These costs are ultimately borne by the systems that support the economy, and thus the diversified investors who rely upon a healthy economy for long term returns.8

Further, all 112 studies that the FDA and EFSA relied on from that single source, were based on experiments using rats, mice, dogs, monkeys and rabbits. One reason that the WHO and IARC could only conditionally conclude that Aspartame is “possibly carcinogenic to humans” was due to lack of scientific data on the effects of Aspartame on humans.9

The use of NSSs as a food additive for humans is so pervasive and has sharply accelerated over the last four decades10, that there is no impediment to conducting studies using human subjects, to verify the safety of NSSs.

4https://www.ewg.org/news-insights/news/2023/07/hard-swallow-aspartame-risk-highlights-fda-chemical-review-loopholes

5https://www.pepsico.com/docs/default-source/annual-reports/2024-pepsico-proxy-statement.pdf?sfvrsn=861bcf55_2

6 https://www.efsa.europa.eu/en/consultations/call/110531

7https://www.fda.gov/food/food-additives-petitions/timeline-selected-fda-activities-and-significant-events-addressing-aspartame

8 See generally Jon Lukomnik & James P. Hawley, Moving beyond Modern Portfolio Theory: Investing that Matters (April 30 2021)

9https://jamanetwork.com/journals/jamapediatrics/article-abstract/2814105?guestAccessKey=742960cc-dcbf-4dc8-aba8-632f728e5cf9&utm_source=For_The_Media&utm_medium=referral&utm_campaign=ftm_links&utm_content=tfl&utm_term=012224

10https://www.ewg.org/news-insights/news/2023/11/use-sweeteners-exploding-despite-regulatory-vacuum?auHash=NbeIqcDWytbX_vYHjXizCeJygwOusJWPdl6ZgAIhkBw

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in PepsiCo’s proxy materials.

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Funding the Research

The Company also describes its process for staying current on research relevant to its products: “PepsiCo’s Life Sciences Team plays an active role in monitoring and evaluating new science in the area of nutrition, diet and health to ensure our reformulation and innovation is evidence-based. In addition, we consult with a number of international experts to ensure that both our internal criteria and our deployment of science is consistent with the totality of the research evidence.”11

One key variable in evaluating nutritional research is the source of funding. Research suggests that industry funding may shape research agendas. A 2018 study published in the American Journal of Public Health concluded that corporate funding “can drive research agendas away from questions that are the most relevant for public health.”12

A study published in the journal PLOS One recently reported on the involvement of the food industry in peer-reviewed articles, examining potential bias in research outcomes associated with the industry’s support. It concluded:

Reviews sponsored by the artificial sweetener industry were more likely to report results and conclusions that favored artificially sweetened beverages than non-industry sponsored reviews. We also found that reviews performed by authors with a conflict of interest with the food industry were more likely to have results and conclusions that favored artificially sweetened beverages than reviews performed by authors without financial conflicts of interest. Reviews performed by authors with financial conflicts of interest also were more likely to report unclear results and to lack concordance between results and conclusions. The lack of concordance was primarily due to the reviews having favorable conclusions when the results were unclear or not favorable. Thus, authors with financial conflicts of interest with the food industry were more likely to put a positive “spin” on the conclusions of their reviews.13

11 https://www.pepsico.com/docs/default-source/policies/nutrition-governance.pdf?sfvrsn=493343a8_3

12 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6187765/

13 https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0243144

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in PepsiCo’s proxy materials.

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Studies such as this give reason for investors to be concerned not only with industry bias in shaping research questions, but also with results. There is good reason for investors to seek assurances that research around the use of NSSs is comprehensive and incorporates findings from studies that are not funded or sponsored by industry.

Need for Unbiased Third Party Assessment

PepsiCo’ own monitoring of the safety of NSSs is particularly important given the laxity of regulators. In its Statement in Opposition to the Proposal, PepsiCo argues that “issuing a third-party assessment on PepsiCo’s efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners is not in the best interests of PepsiCo or our shareholders, as it would be unnecessary and inefficient, particularly in view of the comprehensive safety assessments carried out by regulatory food safety bodies for these ingredients.”

But regulators have not assessed all NSSs, and those that have been conducted are out of date, which is alarming given that “the number of food and beverage products containing non-sugar sweeteners increased three- to five-fold between 2013 and 2022.”14 The U.S. Food and Drug Administration (FDA), for example, last reviewed the safety of Aspartame in 1996.15 The European Food Safety Authority’s most recent review of Aspartame was in 2013,16 and Health Canada appears to have last reviewed Aspartame in 1981, subsequently relying on other global or country specific regulatory bodies to determine safety.17

Regulatory bodies often lag in identifying and reacting to emerging science. As an example, trans fats were officially banned in the U.S. by the FDA in 2015.18 However, enough scientific evidence had emerged a decade or so earlier, in the early 2000s, that consumers were beginning to self monitor their intake of trans fats. It is not unreasonable to think that a similar scenario may play out with NSSs.

Furthermore, the ever increasing risk of diet related chronic diseases and the growing social burden of managing these diseases, represents an overarching risk to shareholders with diversified portfolios. PepsiCo's claim that an unbiased assessment aimed to mitigate these risks is “not in the best interests of the PepsiCo shareholder” is a false narrative. Aspartame and NSSs represent a significant health risk to all of PepsiCo’s diet soda consumers. PepsiCo’s stance to trivialize this Shareholder Proposal seeking more transparency and accountability for the true cost of these health risks, threatens value creation across the economy, which long-term diversified investors depend on.

14 https://www.washington.edu/news/2024/01/22/qa-uw-expert-on-the-rise-and-risks-of-artificial-sweeteners/

15https://www.ewg.org/news-insights/news/2023/11/use-sweeteners-exploding-despite-regulatory-vacuum?auHash=NbeIqcDWytbX_vYHjXizCeJygwOusJWPdl6ZgAIhkBw

16 https://www.efsa.europa.eu/en/topics/topic/aspartame

17https://www.canada.ca/en/health-canada/services/food-nutrition/food-safety/food-additives/sugar-substitutes/aspartame-artificial-sweeteners.html

18 https://www.hsph.harvard.edu/news/hsph-in-the-news/us-bans-artificial-trans-fats/

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in PepsiCo’s proxy materials.

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PepsiCo boasts that Aspartame and other NSSs are “key ingredients in many zero and low-calorie beverages and they play an important role in PepsiCo’s sugar-reduction journey”.19 PepsiCo’s strategy to accelerate its “sugar reduction journey,” is foundational to the Pep+ campaign, therefore, it stands to reason that this Shareholder Proposal requesting that PepsiCo secure a third party assessment of PepsiCo’s efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners (“NSS”), is reasonable, prudent and imperative.

Summary Statement

Though global regulatory bodies, including the Joint FAO/WHO Expert Committee on Food Additives (JECFA) have recently “reaffirmed the existing acceptable daily intake (ADI) level for aspartame of 0-40 mg/kg body weight,20 providing a measure of protection for PepsiCo in the use of NSSs, there is a need for an unbiased third party assessment of the research, without the involvement of the trade associations, manufacturers of NSSs, food and beverage manufacturers and other parties with significant conflicts of interest.

In its Statement in Opposition, PepsiCo has elaborated on the various committees of toxicologists, nutritionists, and compliance professionals embedded in PepsiCo’s behemoth enterprise, yet despite the Company’s stellar revenue growth over the years, it uses its lobbying influence via trade associations and joint committees to “muddy” the transparency that consumers seek in order to make educated food and beverage choices for themselves and their children.

19https://www.pepsico.com/docs/default-source/annual-reports/2024-pepsico-proxy-statement.pdf?sfvrsn=861bcf55_2

20 https://www.fao.org/fao-who-codexalimentarius/news-and-events/news-details/en/c/1644807/

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in PepsiCo’s proxy materials.

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PepsiCo’s Pep+ Pillars is “Positive Choices”, which claims:

“People come first, which is why we strive to address our consumers’ needs and empower them with information that can help them make better choices. We are also committed to transparency.”21

PepsiCo must demonstrate its alignment with their Pep+ Pillars, and a failure to do so exposes PepsiCo to reputational, financial, and operational risk. Shareholder confidence and value is boosted when their company delivers on its stated goals, values and mission. PepsiCo has the opportunity to position itself as a leader in the development of safer, healthier products for their consumers, and be “committed to transparency”. Only through this third-party, unbiased analysis can PepsiCo truly assess the extent to which its strategy is grounded in sound science that best serves consumers.

Proponents urge your support for this proposal.

21https://www.pepsico.com/our-impact/sustainability/esg-summary/pepsico-positive-pillars/positive-choices

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in PepsiCo’s proxy materials.

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